UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April, 2022
Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

1001 Lenoir St., Suite A-414
Montreal, QC H4C 2Z6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 28, 2022, Siyata Mobile Inc., a British Columbia (Canada) company the (“Company”), issued a press release announcing its financial results for the three and twelve months ended December 31, 2021.

In addition, on April 28, 2022, the Company filed its Form 20-F “Annual Report Pursuant To Section 13 or 15(D) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2021 with the U.S. Securities and Exchange Commission. The Form 20-F is also available on the Company’s website at: www.siyatamobile.com/financial-reports/.

The Company’s press release is filed as Exhibit 99.1 to this Report and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated April 28, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2022	SIYATA MOBILE INC.

	By:	/s/Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer